EXHIBIT 4

Schedule A

This Schedule sets forth information with respect to each purchase and sale of Common Shares which were effectuated by Saba Capital from the filing of the Schedule 13D/A on 4/23/25 to 5/21/25, the date of the event which required filing of this Schedule 13D/A.  All transactions were effectuated in the open market through a broker.

Trade Date	Buy/Sell	Shares	Price
4/23/2025	Buy	93,202	8.72
4/24/2025	Buy	2,433	8.79
4/25/2025	Buy	27,300	8.80
4/28/2025	Buy	30,874	8.86
4/29/2025	Buy	12,538	8.91
4/30/2025	Buy	36,860	8.90
5/1/2025	Buy	4,588	8.96
5/6/2025	Buy	1,410	8.81
5/7/2025	Buy	5,600	8.99
5/12/2025	Buy	10,003	8.99
5/19/2025	Buy	49,233	8.98
5/21/2025	Buy	28,375	8.99